Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Core Laboratories N.V.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Core Laboratories N.V. of our reports dated February 11, 2019, with respect to the consolidated balance sheets of Core Laboratories N.V. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Core Laboratories N.V.

/s/ KPMG LLP

Houston, Texas

May 8, 2019